Jeremy Hitchcock, Executive Chairman
Zoom Telephonics Inc.
By email

July 6, 2020

Dear Jeremy,

I hereby tender my resignation from the board of directors of Zoom.

I have enjoyed working with you and the rest of the board and I continue to believe in the tremendous potential of the company. I wish you, the other board members, and company management much success in leading Zoom to new heights.

Sincerely,

Jonathan Seelig